Exhibit 97.1

PERASO INC.

CLAWBACK POLICY

1.	Introduction

The Board of Directors (the “Board”) of Peraso Inc. (the “Company”) believes that it is in the best interests of the Company and its stockholders to adopt this Clawback Policy (this “Policy”), which provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws. This Policy is designed to comply with, and shall be interpreted to be consistent with, Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 promulgated under the Exchange Act, and The Nasdaq Stock Market LLC (“Nasdaq”) Listing Rule 5608 (the “Listing Standards”).

2.	Administration

This Policy shall be administered by the Board or, if so designated by the Board, the Compensation Committee (the Board or such committee charged with administration of this Policy, the “Administrator”). The Administrator is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy. Any determinations made by the Administrator shall be final and binding on all affected individuals and need not be uniform with respect to each individual covered by the Policy. In the administration of this Policy, the Administrator is authorized and directed to consult with the full Board, or such other committees of the Board, such as the Compensation Committee, if not the Administrator, the Audit Committee or the Nominating & Corporate Governance Committee, as may be necessary or appropriate as to matters within the scope of such other committee’s responsibility and authority. Subject to any limitation at applicable law, the Administrator may authorize and empower any officer or employee of the Company to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee).

3.	Application of this Policy; Covered Executives

This Policy applies to Incentive Compensation (as defined below) received by the Company’s current and former executive officers (as determined by the Board in accordance with the definition of “executive officer” set forth in Section 10D of the Exchange Act and the Listing Standards) (“Covered Executives”) (a) after beginning services as a Covered Executive, (b) who served as a Covered Executive at any time during the performance period for such Incentive Compensation, (c) while the Company had a listed class of securities on a national securities exchange and (d) during the Applicable Period (as defined below).

4.	Recoupment; Accounting Restatement

In the event the Company is required to prepare an accounting restatement of its financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (“Accounting Restatement”), the Company shall promptly recoup the amount of any Erroneously Awarded Compensation (as defined below) received by any Covered Executive, as calculated pursuant to Section 6 hereof, during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an Accounting Restatement, as well as any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years (except that a transition period that comprises a period of at least nine months shall count as a completed fiscal year) (the “Applicable Period”).

5.	Incentive Compensation

For purposes of this Policy, “Incentive Compensation” means any compensation that is granted, earned or vested based wholly or in part upon the attainment of a financial reporting measure or stock price or total stockholder return. Incentive Compensation is “received” for purposes of this Policy in the Company’s fiscal period during which the financial reporting measure specified in the Incentive Compensation award or stock price or total stockholder return is attained, even if the payment or grant of such Incentive Compensation occurs after the end of that period.

Financial reporting measures include but are not limited to the following (and any measures derived from the following):

●	Revenues.

●	Net income.

●	Earnings before interest, taxes, depreciation, and amortization (EBITDA).

●	Liquidity measures, such as working capital or operating cash flow.

●	Return measures, such as return on invested capital or return on assets.

●	Earnings measures, such as earnings per share.

6.	Erroneously Awarded Compensation; Amount Subject to Recovery

The amount of “Erroneously Awarded Compensation” subject to recovery under this Policy, as determined by the Administrator, is the amount of Incentive Compensation received by a Covered Executive that exceeds the amount of Incentive Compensation that otherwise would have been received by such Covered Executive had it been determined based on the restated amounts in the Accounting Restatement, without regard to any taxes paid by such Covered Executive in respect of the Erroneously Awarded Compensation.

For Incentive Compensation based on stock price or total stockholder return: (a) the Administrator shall determine the amount of Erroneously Awarded Compensation based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total stockholder return upon which the Incentive Compensation was received, and (b) the Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to Nasdaq.

7.	Method of Recoupment

The Administrator shall determine, in its sole discretion, the timing and method for promptly recouping Erroneously Awarded Compensation hereunder, which may include, without limitation: (a) seeking reimbursement of all or part of any cash or equity-based award, (b) cancelling prior cash or equity-based awards, whether vested or unvested or paid or unpaid, (c) cancelling or offsetting against any planned future cash or equity-based awards, (d) forfeiture of deferred compensation, subject to compliance with Section 409A of the Internal Revenue Code and the regulations promulgated thereunder and (e) any other method authorized by applicable law or contract. Subject to compliance with any applicable law, the Administrator may affect recovery under this Policy from any amount otherwise payable to the Covered Executive, including amounts payable to such individual under any otherwise applicable Company plan or program, including base salary, bonuses or commissions and compensation previously deferred by the Covered Executive.

8.	No Indemnification of Covered Executives

Notwithstanding the terms of any indemnification or insurance policy or any contractual arrangement with any Covered Executive that may be interpreted to the contrary, the Company shall not indemnify any Covered Executives against the loss of any Erroneously Awarded Compensation, including any payment or reimbursement for the cost of third-party insurance purchased by any Covered Executives to fund potential clawback obligations under this Policy.

9.	Administrator Indemnification

Any members of the Administrator, and any other members of the Board who assist in the administration of this Policy, shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be fully indemnified by the Company to the fullest extent under applicable law and Company policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Board under applicable law or Company policy.

10.	Effective Date

This Policy shall be effective as of November 30, 2023 (the “Effective Date”) and shall apply to any Incentive Compensation that is received by Covered Executives on or after October 2, 2023, even if such Incentive Compensation was approved, awarded, granted or paid to Covered Executives prior to the Effective Date.

11.	Amendment; Termination

The Administrator may amend, modify, supplement, rescind or replace all or any portion of this Policy at any time and from time to time in its discretion, and shall amend this Policy as it deems necessary to comply with applicable law, the Listing Standards and any other rules or standards adopted by a national securities exchange on which the Company’s securities are listed. The Board may terminate this Policy at any time, provided that such termination would not cause the Company to violate any federal securities laws, or rules promulgated by the U.S. Securities and Exchange Commission or the Listing Standards.

12.	Other Recoupment Rights

Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

13.	Relationship to Other Plans and Agreements

The Board intends that this Policy will be applied to the fullest extent of the law. The Board may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. In the event of any inconsistency between the terms of this Policy and the terms of any employment agreement, equity award agreement, or similar agreement under which Incentive Compensation has been granted, awarded, earned or paid to a Covered Executive, whether or not deferred, the terms of this Policy shall govern.

14.	Acknowledgment

Each Covered Executive shall sign and return to the Company the Acknowledgment Form attached hereto as Exhibit A, pursuant to which the Covered Executive acknowledges having read and understood this Policy, and agrees to be bound by, and to comply with, the terms and conditions of this Policy.

15.	Impracticability

The Company is authorized and directed pursuant to this Policy to recoup Erroneously Awarded Compensation in compliance with this Policy unless the Administrator has determined that recovery would be impracticable solely for the following limited reasons, and subject to the following procedural and disclosure requirements:

●	The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Administrator must make a reasonable attempt to recover such erroneously awarded compensation, document such reasonable attempt(s) to recover and provide that documentation to Nasdaq; or

●	Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

16.	Successors

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

17.	Exhibit Filing Requirement

A copy of this Policy and any amendments thereto shall be posted on the Company’s website and filed as an exhibit to the Company’s annual report on Form 10-K.

18.	Notices

Notices and all other communications contemplated by this Policy will be in writing and will be deemed to have been duly given when personally delivered or when mailed by U.S. registered or certified mail, return receipt requested and postage prepaid. In the case of a Covered Executive, mailed notices will be addressed to him/her at the home address which he/she most recently communicated to the Company in writing. In the case of the Company, mailed notices will be addressed to its corporate headquarters, and all notices will be directed to the attention of the Company’s Chief Executive Officer (or to the attention of the Company’s Chief Financial Officer in the case of a notice from the Company’s Chief Executive Officer).

19.	Choice of Law

The validity, interpretation, construction and performance of this Policy will be governed by the laws of the State of California (with the exception of its conflict of laws provisions).

Exhibit A

PERASO INC. CLAWBACK POLICY

ACKNOWLEDGEMENT FORM

By signing below, I acknowledge, agree and confirm that:

●	I have received and reviewed Peraso Inc.’s Clawback Policy (as may be amended, restated, supplemented or otherwise modified from time to time, the “Policy”).

●	I am fully bound by, and subject to, all of the terms and conditions of the Policy.

●	In the event of any inconsistency between the Policy and the terms of any employment agreement to which I am a party, or the terms of any compensation plan, program or agreement under which any compensation has been granted, awarded, earned or paid, the terms of the Policy shall govern.

●	In the event it is determined by the Administrator that any amounts granted, awarded, earned or paid to me must be forfeited or reimbursed to the Company, I will promptly take any action necessary to effectuate such forfeiture and/or reimbursement.

Capitalized terms used herein and not defined shall have the meanings ascribed to such terms in the Policy.

By:	Dated:
Name:
Title: